From the Desk of

Laurence J. Pino, Esquire

February 21, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Rockstar Capital Group LLC Tier 2 Regulation A Offering Submission Rockstar Capital Group LLC Legal Opinion Letter Exhibit 1-A 12 on Form 1-A Filed February 21, 2023 File No. 024-11706

Dear Mr. Kibum Park, Esq.,

Thank you for your response regarding our Firm’s submission of Rockstar Capital Group LLC’s (the “Company”) Form 1-A submission made as of February 9, 2023, File No. 024-11706. This letter serves to acknowledge our receipt of your Letter dated February 17, 2023 addressed to Brandon Rooks, Chief Executive Officer of the Company.

Our law firm serves as Counsel for Rockstar Capital Group LLC, and in that capacity, have reviewed your Letter and have made all requested changes. Specifically, we have addressed the following concerns:

1.	Ensured compliance with Rule 251(d)(3)(i)(F) by amending all references to the Offering commencing and instead inserting correct legal language that Offering shall be commenced within two (2) days of SEC qualification

2.	We have included the signatures of Brandon Rooks, who serves as the Chief Executive Officer of Rockstar Capital Group LLC and who also serves as the Manager of Rockstar Capital Group Mgmt. Corp., as well as Kevin Hicks, who serves as the principal financial and accounting officer for Rockstar Capital Group LLC. Rockstar Capital Group Mgmt. Corp. is the entity that manages Rockstar Capital Group LLC, per the Company Structure Graphic showcased on page 30 of the Offering Circular. As this is an LLC, there is no formal Board of Directors, and Brandon Rooks, who serves as the CEO and Manager makes the day-to-day decisions for the Company. We have further included the signature of Kevin Hicks, who will serve as the principal financial and accounting officer.

3.	We have included the Arkansas Certificate of Organization for Rockstar Capital Group LLC.

In response to your Letter, we further request qualification upon receipt, should the Offering meet all outstanding SEC requirements. We believe that this satisfies all outstanding requests made in the Letter to our client, however, if you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC